

Scott Graulich · 3rd

Director at UBS

New York, New York · 500+ connections · **Contact info**

 **UBS**

**New York University
Institute of Real Esta**

Experience



Director

UBS · Full-time

Feb 2020 – Present · 6 mos

Greater New York City Area

STS Structured Products, LLC on behalf of UBS AG
Investment Banking Division, Real Estate Finance Group - Balance Sheet Lending

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Vice President

MUFG Union Bank, N.A.

Jul 2016 – Feb 2020 · 3 yrs 8 mos

Greater New York City Area

Real Estate Institutional Markets

Associate

Wolk Properties, LLC

Nov 2013 – Aug 2014 · 10 mos



Analyst

JPMorgan

Jun 2010 – Jul 2013 · 3 yrs 2 mos

Education

New York University Schack Institute of Real Estate
M.S. in Real Estate Finance and Investment
2014 – 2016



Syracuse University - Martin J. Whitman School of Management
B.S., Accounting & Finance
2006 – 2010
Activities and Societies: Real Estate Club, Investment Club

Interests

 **J.P. Morgan**
2,202,888 followers

 **UBS**
829,701 followers